Exhibit A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13D to which this Agreement is attached as Exhibit A, with respect to the beneficial ownership of the undersigned shares of common stock of Newegg Commerce, Inc., is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: October 23, 2025	By:	/s/ Vladimir Galkin
Vladimir Galkin

Date: October 23, 2025	By:	/s/ Angelica Galkin
Angelica Galkin